Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP:  truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

THE COMPANY

1.   Name of issuer: Kookaburra Sustainable Solutions, Inc

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

FP: **truCrowd**

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Michael Schieck**   Dates of Board Service: 7/1/17 - Present

Principal Occupation: President/CEO
Employer: Kookaburra Sustainable Solutions Inc   Dates of Service: 01/01/17 - Present
Employer's principal business: Sustainable and environmentally friendly products

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Golddenmoor Inc
Employer's principal business: Natural and Organic Health and Wellness
Title: President/CEO   Dates of Service:2/1/'12- 1/15/'14
Responsibilities: Daily operations, plant manager of 180 employees.

Name: **George Mingin**   Dates of Board Service: 7/1/17 - Present

Principal Occupation: Chairman of the Board
Employer: Kookaburra Sustainable Solutions Inc   Dates of Service: 7/1/17 - Present
Employer's principal business: Sustainable and environmentally friendly products

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Kookaburra Worm Farms (Australia)
Employer's principal business: Supply worms, composting worms and bait worms.
Title: CEO   Dates of Service: March 2003 - present
Responsibilities: Manage daily operation, farms and the growers.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Michael Schieck**

Title: President/CEO	Dates of Service: 01/01/17 - Present
Responsibilities: Daily Operations and Acquisitions	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Golden Moor Inc
Employer's principal business: Aquaculture and Green Technology
Title: President/CEO   Dates of Service: 2010-2014
Responsibilities: Daily operations, plant manager of 180 employees.

Name: **George Mingin**

Title: Chairman	Dates of Service: 01/01/17 - Present
Responsibilities: Overall supervision - in charge of R&D	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Kookaburra Worm Farms (Australia)
Employer's principal business: Supply worms, composting worms and bait worms.
Title: CEO   Dates of Service: March 2003 - present
Responsibilities: Manage daily operation, farms and the growers.

Name: **Dr David Tomlinson**

Title: Chief Technical Officer	Dates of Service: 01/01/17 - Present
Responsibilities: Overall supervision of technology	

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: OdorzOut
Employer's principal business: Making products with zeolite, azomite, and bentoinite
Title: CEO   Dates of Service: 1997 - present
Responsibilities: Manage daily operations.

FP:  truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Michael Schieck	750 Common Stock	**50 %**
George Mingin	750 Common Stock	**50 %**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Kookaburra Sustainable Solutions Inc. (KSS), Is a Delaware registered company in the USA.
KSS is a start-up company led by a passionate group of people who are focused on sustainable solutions to many of the environmental problems that surround us.

KSS is envisioned to become one of the world's leading "one stop, environmental shop" businesses. Kookaburra Sustainable Solutions Inc. is planned to be a diverse, multi-portfolio company with the primary focus on sustainable and environmentally friendly technology.

Our products are natural solutions for the control of diseases in plants and animals, air purification, odor removal, water purification, sustainable health and beauty, sustainable food production, waste recycling and sustainable energy generation.

The directors of KSS have over 100 years of combined experience and knowledge in odour control, bio-fuels, soil sustainability, vermiculture, recycling, waste recovery, sustainable food production, aquaponics, environmentally friendly health and beauty etc.

Kookaburra Sustainable Solutions Inc. already has several start-up projects underway as well as several acquisitions planned with many proven technologies from the global knowledge base of its directors and founders. KSS also has secured exclusive rights to several patents in the odour control industry.
Kookaburra Sustainable Solutions Inc.'s initial focus will be on its growing range of environmentally friendly products and the betterment of the plants, animals, air, water and soil quality.

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

The growth rate of KSS is planned to be rapid and large. Rates of returns on investors' funds are anticipated to be at the higher end.

ZEOLITE – The mineral named after Zeus the King of Gods!



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

KOOKABURRA SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Goals and Objectives

Kookaburra Sustainable Solutions Inc. exists because of the passion and love of its founders, for the planet and its people and the burning desire to leave a sustainable legacy for future generations to enjoy our beautiful planet in the way we that have enjoyed it.

We are passionate believers in fairness within business and as such will become early adopters of the world-wide business movement in "B-Corps". Our motto is in accord with the B-Corp membership, DO WELL THROUGH DOING GOOD!

Kookaburra Sustainable Solutions Inc.'s primary objective is to benefit the people, the planet, and the intrinsic value of the business by deploying leading edge, environmentally and socially sustainable technologies and products.

KSS has a vast knowledge base from our team, which expands around the globe with more than 100 years of combined experience in green technologies and environmentally friendly products. We have experience in the health and wellness, recycling and waste reduction, biomass, biofuels, aquaponics, vermiculture, soil remediation, and sustainable food production areas.

The initial plan for our company is to expand on the development of our product lines for natural plant disease control, soil remediation, health and beauty products, air quality products and the animal care product lines. We will be seeking acquisitions and mergers which will be suitable for our growth as a corporation that will add shareholder value as well as complement our company's objective.



KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300





ZEOLITE MINE – Qurindi, NSW, Australia

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**40**	**$10,000**	**$9,000**
Maximum Amount	**428**	**$107,000**	**$96,300**

Ownership

Kookaburra Sustainable Solutions Inc. is owned by the founders, George Mingin and Michael Schieck. KSS has access to a considerable diversity of highly experienced and knowledgeable individuals in its chosen field of operations.

Management



Chief Executive Officer/ President- Michael Schieck

Mike has over 10 years' experience in the green technology field from vermiculture, aquaculture, and being a President/CEO of a public company in the natural, health and wellness industry supplying 4500 spas in 18 countries. In the business of the natural and organic products for health and wellness, Mike has worked with developing new products and product lines. Mike also excelled with developing International trade to expand export markets, increasing sales by more than 100% in 18 months. Mike has a business management degree from St. Laurent Quebec Canada.



Chairman – George Mingin

George is one of the two founders of KSS. His experience spans over 30 years in the Sustainability sector, having founded several successful businesses over this time. In 1992, George was the winner of Australia's most prestigious environmental award – The Banksia Environmental Award for Recycling, during his time as CEO of Australian Recycling Technologies. George's background is in Mechanical Design, Product Development, Business Development, Marketing and Customer Service and he holds a Permaculture Design Certificate. George is what he calls a "pragmatic greeny", which means he does what works. He balances his care for the environment with a very practical, hands on approach. He is the driver behind the innovation and creativity within KSS. George is currently the CEO of Kookaburra Worm Farms, which has grown over the past 14 years from a start-up company to being Australia's largest single producer of worms.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300



Chief Technical Officer- Dr David Tomlinson - BA BSc (Hons 1) PhD CChem MRACI MAGI MAIFST

Barry has been making products with zeolite, azomite, and bentoinite for more than 25 years. He has a company which is named OdorzOut that has supplied National accounts in the USA for more than 20 years.
Barry has 8 products which he carries and supplies companies such as Walmart, Amazon, Ace Hardware and several other National Accounts. He has a very extensive knowledge of the products and the granular sizing for particular usages for attaining the best results from the surface areas of the product size and the usage of it. He has taught us a lot of his knowledge in the many years I personally have gotten to know him. He is considered not only a mentor in this field but a personal friend.


“Dr. Stink”
Says...
STOP
ODORS

Consultant: Barry Riefman
(Zeolite Business Owner)

Barry has been making products with zeolite, azomite, and bentoinite for more than 25 years. He has a company which is named OdorzOut that has supplied National accounts in the USA for more than 20 years.
Barry has 8 products which he carries and supplies companies such as Walmart, Amazon, Ace Hardware and several other National Accounts. He has a very extensive knowledge of the products and the granular sizing for particular usages for attaining the best results from the surface areas of the product size and the usage of it. He has taught us a lot of his knowledge in the many years I personally have gotten to know him. He is considered not only a mentor in this field but a personal friend.

<u>The Products</u>

Kookaburra Sustainable Solutions Inc., has several product lines already well developed and market ready. Our product lines focus on the sustainability sector.

Our initial focus will be on the natural control of fungal diseases in plants. Plant fungal diseases such as Pythium,

Phytophthora and Panama disease, mildews and molds, cost industry billions of dollars per year in lost produce and in chemical control methods.

Fungal diseases are rife within the warmer and wetter parts of the world. They wreak havoc with the growing of daily staple foods such as tomato’s, potatoes, zucchini, cucumbers, avocado’s, banana’s and many others.

Coupled to the economic costs are the environmental and human health costs.

Environmental damage in native and plantation forests from out of control fungal diseases is at epidemic proportions. Even our recreational areas are not safe from fungal diseases. Golf courses, sporting arenas and even the backyard lawns are all susceptible to fungal diseases. Billions of dollars’ worth of dangerous chemicals are

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

sprayed annually on our turfs in a losing battle with these diseases. The environmental flow-on effects of these dangerous chemicals are wide ranging.

The human health cost from both the plant fungal diseases and the dangerous fungicide chemicals used to control them is also in epidemic proportions. It is well established in scientific literature that both the metabolites of fungal diseases and the fungicides used to control them are responsible for many human diseases including cancers, liver and kidney diseases, respiratory diseases and many many others.

This is our front-line product that shows enormous application potential in the food growing industry. But, it is not limited to just food growing industries as it is just as effective in forestry, domestic lawns, golf courses, sports fields etc.



Pythium fungal disease in lawn grass.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300



Extensive damage by Pythium fungal disease in turf.

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300



Treated turf to the left of the tree, untreated turf to the right of the tree showing Pythium fungal disease.

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Our second major focus will be on the intensive animal farming sector. Our newly developed product will allow farmers to replace the use of antibiotics, with a natural mineral product. Our product has the same or better animal growth performance, far better overall animal health and as a bonus it minimises odours from the animals.

We will also immediately market our most developed product lines of air quality and odour control products, health and wellness, and pet care.

 

Optimal inclusion rates in feed rations for mass gain & productivity
(as % of total feed, determined in independent trials)

Pig
- Piglet growth.   5
- Sow.   3

Poultry
- Chicken growth.   2.5
- Egg production.   2

Sheep
- Lamb growth.   3
- Wool yield.   2

Cattle
- Calf growth (beef).   1.75
- Milk production (dairy). 2



FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300









–
Aluminium
Silicon
+
Cations
Silicon
Silicon

<u>Hydrophilicity</u>

Water Loving

Insoluble in Water

Binds 15 – 20 % Water by Mass

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**40**	**$10,000**	**$9,000**
Maximum Amount	**428**	**$107,000**	**$96,300**

Benefits of Zeolite 1

- More Growth
- Less Nitrogen Excreted
- Better Digestion
- More Productivity
- Reduces Ammonium Toxicity
- Reduces Respiratory Distress In Confined Areas

Benefits of Zeolite 2

- Zeolite Acts As Chelate For Cationic Minerals
- May Bind Some Fungal Toxins
- Binds Heavy Metals Irreversibly
- Binds Water (Less Sloppy Pats)
- More Quiet And Docile Animals
- Homes Bacteria

Benefits of Zeolite 3

- Less Malodour
- Fewer Flies
- More Solid Pats
- Quicker Dung Beetle Incorporation
- May Replace Need for Antibiotics
- Reduces Scouring
- Very Effective in Lot Feeding

Kookaburra Sustainable Solutions

New product range:

Kookaburra Natural Fungal Disease Control Product (proprietary name is currently being trademarked) is a natural, organically certifiable product that controls many forms of fungal disease in plants.

This is our most exciting and wide ranging in application, developments.

The problems in agriculture and the recreational industries with fungal diseases are just immense. We have a natural solution to this huge problem that has been proven in both laboratory tests and in the field.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Not only is our fungal control product highly effective, but it is also very cost effective to use.

This product is based on a highly effective and unique blend of liquified vermiculture castings (worm tea). One of our directors has been rated as one of the world's leading vermiculturalists with over 25 years of hands on experience in this industry. He has been responsible for developing this product with a team of highly experienced and qualified individuals.

This product has enormous scope in application across a broad range of fields and across the globe.
We are very excited to bring this product to the public domain and are very confident that it will rapidly become a game changer in all of its applied fields.

Kookaburra Blended Natural Poultry, Swine and Aquaculture Feed Supplement is a proprietary blend of natural minerals, incorporating zeolite, used to mix with feed for poultry, swine and aquaculture.

This product is another of our more exciting and wide ranging in application, developments.

It has the potential to replace the harmful, but extremely common, use of antibiotics in intensive animal raising facilities. Antibiotics are used in this industry to speed up the growth of the animal, and our product has been scientifically shown to achieve similar growth rates without the use of these antibiotics, whilst maintaining equivalent or better animal health.

The major problem with the widespread use of antibiotics in promoting rapid animal growth is the increasing resistance of pathogenic bacteria to antibiotics and the creation of superbugs. This problem transfers to the human world and is seriously rendering antibiotics less and less effective to treat common human infections. Our product will significantly help in slowing or even stopping this progressive resistance and creation of superbugs.

Upon ingestion by the animal, the natural minerals in our proprietary blend, actively reduce the odour forming chemicals released from the digestive process, such as ammonia. Ammonia and other toxic gases released during the digestion process, suppress the animal's natural immune system. Therefore, our product helps to prevent the suppression of the animal's natural immune system rendering the animal stronger and more able to cope with pathogens that it encounters in its daily life.

This product will also reduce the odour from the animal's waste and reduces the production of acids formed within the animal's enclosure. These acids eat away at the steel structures enclosing the animal's and are a high expense to replace for the farmer.

The following range of products are our "bread and butter" in that they are already well established in the market place:

Kookaburra General Purpose Odour Removal is a natural mineral based product. This natural mineral has a negative ionic charge combined with a sponge like molecular structure, together, making it a highly effective odour remover. This dry granular product is sprinkled on a surface from which an odour is emanating. It then attracts and absorbs the odour molecules in the air encapsulating them within its porous structure. The granules can then be swept up or vacuumed after 24 hours.

This product works on the vast majority of odours including cigarette smoke, pet urine, damp and mould. This product also absorbs moisture and can significantly reduce the chances of mould and mildew damage. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance. The product is sold in variable sized packaging.



FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

The most common pack size will be the 32-ounce package which retails for $12.99. The main competition is from privately held companies who report that the overall odour control market is estimated to be $80-100 million worldwide. Natural Odour removal has a $30 million a year sales market in the USA. KSS is initially targeting 10% of the USA natural odour market.

Kookaburra Skunk Odour Removal is a natural mineral based product. This product removes the smell from your pet, your skin and clothing after being sprayed by a skunk. This product is very effective for pets whether it is the spray from a skunk smell to a wet dog smell. The product works in the same manner as the general purpose product. This is a natural product that is even safe if the pet ingests it. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

Kookaburra Urine Odour Control is a natural mineral based product. The product is great for removal of urine that has been soaked into carpets, car seats or clothing. The urine smell is absorbed by the granules of the product and can then be easily cleaned up with a broom, brush or vacuum. The product is very effective for pet urine smells and is frequently used by landlords on tenanted properties as part of their routine clean up between tenants. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance. This product will also be available not only in variable sizes as the others, but will be in a selected few scents which will complement its usage.

Kookaburra Sport Tote Bag pads are a natural mineral product sealed into perforated biodegradable pads with a self-adhesive backing. These packets are sealed until opened by the consumer and are then stuck on the inside of sports bags to remove the smell from sweaty, damp sporting gear. The odour packs are suitable to be placed into the tote bags for several days to remove the odours, after which time they can be safely disposed. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

Kookaburra Trash Can Applicator is a natural based mineral product within a perforated sealed pad similar to the tote bag pads. These pads are made in several sizes for diaper trash cans, school and office trash cans, and residential trash cans. The sizes of these pads vary in size and granule density to suite the varied applications. These pads can be used in a variety of applications, not limited to just trash cans, including hospital waste bins, restaurant waste bins, seafood processing facilities and any industry that deals in highly odorous materials etc.

Kookaburra Foot Powder is a natural mineral mixture product designed to gently exfoliate the skin on the feet, whilst simultaneously removing the foot odour. The consumer will apply this product as a paste, massaging it into the skin of the feet. The granular texture of the product exfoliates the skin and simultaneously removes the odour whilst neutralising the bacteria that cause the odour in the first place. The granules are negatively charged ions allowing encapsulation of positive charged odours allowing for the effective and complete removal of the foot odour.

Kookaburra Natural Facials are made with a blend of natural minerals and packaged in single use packets. These products are a dry natural mixture of minerals and oils. The packets are dry packed to increase the longevity for shelf life for retailers. The blend also works for removal of black heads and for the drying of oily skin. This helps with having cleaner more radiant skin and greatly assists with acne issues.

Kookaburra Body Scrub is a natural mineral mixture for the health and wellness industry. The blend will consist of all natural minerals to be mixed with an aqueous solution to make into a mud like application. The product will remove dead skin, open pores, and remove the dirt and oils trapped in the pores of the skin and help with detoxifying of chemicals in the body. Helps bring the body to a more neutral pH level and exfoliates the skin after application.


KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Kookaburra Oxygen Filtration Units will use our natural mineral pads for the removal of nitrogen from the compressed air for in-home oxygen units and air crew personnel during high altitude flights. This is a newly emerging and rapidly growing market sector. With the increasing number of baby boomers getting to an age and state of health where the use of home oxygen units is becoming more and more common place, the demand on this product will become significantly higher.

These will vary not as much on size as depending upon manufacturer. The oxygen units vary in pricing from 10.00-40.00. We will use a middle of pricing as average for these units. The process for these units will not be directly aimed for our marketing at retail as much as we will go to the manufacturers directly and replacement part carriers.

Kookaburra Laundry Detergent is a natural blend of minerals with no chemicals added for cleaning and deodorising of household laundry. This is a natural approach to household products where artificial fragrances are not added to the detergent, allowing it to be used with people who are hyper-allergenic to fragrances and chemicals. This product is not scented and relies on the removal of the odour at the source rather the more common approach of trying to cover up the odours with a fragrance.

Having the ability to use a natural source for laundry needs removes many chemicals going into the water tables. The discharged water would have less chemicals going from the laundry which would harm our waterways and wildlife dependant on the waterways. This is an excellent choice for doing your part for the environment and wildlife. The product exceeded our expectations for quality and satisfaction and eco-friendly.

Kookaburra Kitty Litter made from our natural mineral blend allows for odor removal with the added property that it is anti-clumping. The urine and smell is encapsulated in the mineral blend and it naturally keeps from clumping, making our system easier for the pet owner to maintain. Whilst at the same time it is forgiving on the forgetful owners who neglect the regular maintenance of their pet's indoor litter trays.

The product is a quality eco-friendly item which is not only a pleasure to use but ecofriendly. It keeps the odours from the litter box encapsulated and not a nuisance to the pet owner. The product has the clumping aspect in which enables scooping out the used product and add little at a time for conservation and cleanliness to the pet. Our company produces only two sizes of this item as it is deemed necessary to only produce them for the retail markets. These are the most common sizes for the market, the 5Lb bag and the 20Lb Bag.

Developmental Stage Products in Research

Kookaburra Blood and Trauma is in the development stage. This product is for usage in the tactical military operations, first aid kits, emergency units, and for safety emergency kits. These are hermetically sealed in dry packs for extended shelf life, making them ideal to keep in long term emergency kits. These packs work for accident victims by assisting in the clotting of blood to stop bleeding. These units are not completed as of yet so a price structure has not been devised for them. These will be ready for market within in the next 90 days from the launch of the public company bringing in capital.

These units retail in variable sizes and ranges at $11.99- $69.99

Target Markets

Kookaburra Sustainable Solutions (KSS) has a two-fold approach to marketing its products.
For its two premier products, namely the fungal control and animal health products, KSS will focus on the agricultural and sports venue sectors initially with a retail component for domestic lawns, if deemed feasible.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

We understand from experience that the agricultural and sports venue sectors are very traditional in their activities and somewhat resistant to change. Therefore, we will be launching a major educational campaign highlighting the benefits of our products for a full twelve months.

We are planning an initial twelve-month education campaign for the agricultural and sports venue sectors. We will be assembling a team of marketers who will be attending trade shows and agricultural and sports venue specific events. These will be coupled with free demonstrations on farms and on sports venues.
After an extensive hands-on marketing and educational campaign, we plan to target the farming organisations and sports venues with the largest problems caused by fungal diseases. This will be highly specific target marketing.

We do not anticipate any significant sales volume from our two premier products for at least 12 months.
KSS will also initially target the retail market with our odor control range of products. Our initial plan is to focus on the larger box stores to carry our product lines, starting with the odour removal lines. The target will be the average household owner as an everyday household product.

We plan to target the household markets including the landlord and remodelling sectors and gain a strong market share from the real estate investors. The ability of the product to deal with damp, mould, mildew, pet urine, paint, smoke, and airborne pollutants allows for a wide array of potential customers. We will also target the do it yourself handyman, and hardware department stores.

Simultaneously, as we launch our odour control range of products, we will also be pursuing the health and wellness contacts we already have in our database. One of our founders has a database of 27,000 clients who have previously worked with him in the health and wellness industry. These previous clients will be called upon for an initial launch of our product line which has the potential of more than 5000 spas in 19 countries.

KSS plans to utilize its experience and knowledge through contacts they have attained throughout their previous work experience to expand our network. Our major theme and thrust into these retail outlets will be based on the consumers rapidly growing awareness of eco-friendly and environmentally sustainable purchasing decisions.

KSS will utilize the National data bank of independent sales representatives to launch the business to business campaign for further market penetration. Using independent sales reps will cover larger areas with less capital and expenses needed to launch. Reducing overhead, expenses and wages, will allow for faster exposure to the markets and allow the smaller firms to sell our product lines. Our costing model allows for a percentage of sales to be applied to this sales representative avenue.

An equally important part of our marketing campaign will be online digital sales. KSS will be launching a website with a comprehensive social media marketing program for online sales. We will be using our existing and proven digital marketing experts, Whitecrow Digital Marketing.

The sales from the website will also have an affiliate program. This means that we can expand our sales team base and our online presence through the rapidly growing mediums of online digital programs such as Gumtree, Gumroad, Ebay etc.. This would allow for "work from home" sales forces to be created, fundraising campaigns, affiliate programs, catalogue sales, etc. all being independent salespersons for all of our product lines. This, we believe, is a more sustainable business model in the long term.

We also plan to start an Amazon affiliate program in all the countries that Amazon currently operate in. Amazon are in the midst of a worldwide expansion program designed to take on local retailing monopolies. By joining with Amazon in their goal to become the world's largest retailer, we will be opening up opportunities for our company that would not previously be available.

FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

The advantages of affiliating with Amazon are multi-faceted. We can target our retail market sector direct, without the need for a high cost intermediary such as a traditional retail store. Amazon provide door to door shipment services enabling direct access to the final customer. The efficiency gains in freight logistics, bulk warehouse shipment versus individual parcel shipments, is immense. Again, we believe this to be a more sustainable business model.

Pricing Strategy

Kookaburra Sustainable Solutions Inc. has a costing model where pricing is set to keep our profit margins in the suitable range for growth, expansion, and development of new products and technologies and to attain long term sustainable growth, strength and value for our shareholders.

We do not price to match our competitors and therefore deteriorate to the level of a commodity traded product. We set our pricing based on our beliefs and value systems of sustainability for the planet and the people. We strongly believe that our success will stem from our commitment to our fundamental beliefs and not from pricing competition leading to erosion of our beliefs and unsustainable business practices

Advertising

Kookaburra Sustainable Solutions Inc. will focus on the markets we already have immediate access to. These will include a database of 27,000 clients in the Health and Wellness sector, larger hardware and box store chains through business on business independent sales representatives, online digital presence and as an Amazon affiliate partner.

KSS will approach independent sales representative brokerage firms to carry our product lines within their existing product ranges. Their approach to business to business sales programs will allow for more effective and efficient merchandising efforts within the large retail chain stores. This would enable our company to have a National and International presence for our product lines in a much faster and more efficient and effective manner than trying to do all merchandising in house.

Competitor Analysis

Kookaburra Sustainable Solutions Inc. has competition in each sector we produce items for, but no direct competition in which one company carries all of the products in our product range.

KSS has many competitors in the odour control and removal sector. The marketing advantage that we have is our products are all natural and environmentally friendly. This is a unique market position for most of our product range. Competitors are Gonzo Natural Odour removal ($9.99/32 ounces), Naturals Miracle ($11.97/64 ounces liquid), Moso natural ($9.95/ 8 ounces), Trinova Green Odour remover ($15.97/32 ounces dry).

We do not have aerosols and the associated greenhouse gases that are emitted from the cans. We do not use any products with a toxic or environmentally damaging component. All of our packaging is environmentally friendly and kept up to date with the latest innovations in this area. This is in direct contrast with most of our competitors who pay little to no attention to the sustainability of their products and packaging.

The shelf life of our product allows for keeping for long periods of time without spoilage. Being light weight, and dry packaged makes for low fuel use in transport and for easy and long-term storage for consumers after they have bought our products. Again, in direct contrast to our competitors.

Monthly Projections

We anticipate that our existing range of products and existing markets will carry us into a cashflow positive position within the first year of trading.


Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Our Kookaburra Blended Natural Poultry, Swine and Aquaculture Feed Supplement is not projected to make any meaningful sales within the first year. A 12-month period of education and introduction is forecast for this product. Therefore, it does not appear on our first year's sales projections.

First year's monthly sales projections:

Kookaburra General Purpose Odour Removal	$12,990.00
Kookaburra Skunk Odour Removal	$12,990.00
Kookaburra Urine Odour Control	$99,980.00
Kookaburra Sport Tote Bag Pads	$29,990.00
Kookaburra Trash Can Applicator	$29,990.00
Kookaburra Foot Powder	$25,980.00
Kookaburra Natural Facials	$69,980.00
Kookaburra Body Scrub	$39,980.00
Kookaburra Oxygen Filtration Units	$19,990.00
Kookaburra Laundry Detergent	$17,990.00
Kookaburra Kitty Litter	$8,990.00

MONTHLY TOTAL PROJECTION OF SALES		$396,860
Projected Gross Profit from sales	$	198,430

Annual Projected Total Sales:	**$4,762,320**
Annual Potential Gross Profit:	**$2,381,160**

Our future forecasted sales are based on the Kookaburra Blended Natural Poultry, Swine and Aquaculture Feed Supplement kicking in sales, in year 2.

Kookaburra Sustainable Solutions Inc has several other products and markets in which we will be developing, to expand upon our already growing market range. We plan to continue to grow with other products obtained from joint ventures, acquisitions, and mergers to increase our product lines.

Some examples of our future expansion plans include, full acquisition of OdorzOut – the only company in the USA that manufactures and supplies a zeolite-based product, partial acquisition of Australia's largest worm farm and an aggressive expansion plan into export markets.

We plan to double and occasionally triple our turnover every year for the next 5 years. We have the experienced team, the products in development, the marketing know-how and the passion and drive to achieve our goals.

In Conclusion
We believe that Kookaburra Sustainable Solutions will be a unique and favourable investment opportunity for the astute, environmentally aware, investor.

KSS is different to most other start-up companies in that we have existing products and markets from which we can quickly build a cash positive business. We then intend to rapidly build on our market base to expand into new and larger potential markets.

We have the people with the right experience, we have the products and technical know-how and most importantly, we have the passion to succeed.

RISK FACTORS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

CROWDFUNDING RISK FACTORS
An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:
Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering. To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

We MUST be able to attain shelf space in stores where other competitors are which may be a problem for a startup company. This is also the case where we are newly on the internet and must create a larger traffic flow to the website for awareness and sales. The key to these risks is our marketing and predictions of the needs of our clients and target marketing. Being a new company we will be effected by brand loyalty of some consumers not willing to try a new product.

FINANCIAL RISK FACTORS

Our company may need additional funding in the future, which may not be available. The Company's operations may require additional capital sooner than currently anticipated. If the Company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned or future development; limit our company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations.

The company's working capital requirements may significantly vary from those currently anticipated. We will need to utilize the finances to the best usage with appointed pieces to create revenues immediately and start production. The possibility of requiring more space, more equipment, more inventory, more staff, or possible

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

need more marketing is very possible which could possibly lead to another round of funding required. This is a risk whereas the need may not be met with a second round of funding without going into debt.

Our company may be required to take on debt which could result in limitations on our business. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The fear of taking on debt is always a possibility whereas it is not what is wanted but is possible. These goals are not of certainty to happen and only estimates whereas this may need more funding. This may also need to go into debt for such funding which would result in the value of shares would be reflected in the valuation from carrying debts. This is a possibility and one which the company fears for any debts but must keep in mind as a possibility.

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can evaluate our performance. We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.
This is definitely a risk for an investor as the company is a start up and new. There is no history for the company and investors are expected to make such a decision. This is very speculative.

Certain future relationships have not been established and existing relationships are not guaranteed to endure. The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.
Being a newly formed company with a new product is a risk. Having no clients and customers in contracts at this time and none from previous as being new, it is speculative about building a loyalty and our marketing abilities are very needed and will be a major role player in the success of the company sales.

COMPETITIVE RISK FACTORS

The development and commercialization of our services is highly competitive.

Many of our competitors have significantly greater financial, technical and human resources than we have. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

We are in the cleaning and air freshener business which is highly competitive. The factors of having so many larger corporations which is definitely a risk. Being new and competitive sector with brand loyalties will play a role in the need for such pressure on the marketing of our products.

Many of our competitors have greater brand recognition and more extensive resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their offerings. These competitors may limit our opportunity to acquire customers and facilitate business arrangements. There is no certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Being a new company in a sector such as cleaning products with such giants as Proctor and Gamble in this sector is definitely a risk to investors. The brand loyalties of clients and buyers are a concern which we will be forced to evaluate and build our own loyalty which is a time and service factor from marketing on larger creatively. These are risks we will need to take to be competitive and it is speculating.

LEGAL AND REGULATORY RISK FACTORS

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations. Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

The chances of having regulations changed on the interpretations of organic or natural for labels could be a factor which has risks due to having to comply for the usage of such terms in our marketing and products. These are reviewed often which means complete following will be required to ensure we as a company stay on top of the newest laws for these labels. Changing in how the organic and natural wording is regulated for the industry could result in the need to remake our labels and such cost us the funds for doing such to comply. This is a risk.

MISCELLANEOUS RISK FACTORS

Being a new business is always a risk with data to back it where most new businesses fail in the first 5 years. The need for marketing, exposure, customer service, loyalty and sales revenues are all a direct effect of the future of a business. These each carry a degree of risk of failure as it is not certain for success but planned to avoid to the best of our abilities.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no revenues and can be driven out of business.

Please only invest what you can afford to lose.


KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

THE OFFERING

9.   What is the purpose of this offering?

We are looking to raise enough money to increase production and sales and to expand market reach. Also, via this raise we will be able to present our products and concepts to a large potentials users.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$107,000.00**
Less: Offering Expenses (FP Fees)	$1,000.00	$10,700.00
Net Proceeds	**$9,000.00**	**$96,300.00**
Use of Net Proceeds		
Crowdfunding Expenses		$10,000
Product Development Mineral Based		$10,000
Audit for Capital Raising Requirements		$4,500
Product Development of Natural Weed Killer		$15,000
Executive Management Travel/Negotiation Reserve		$7,000
Marketing and Sales	$9,000.00	$10,000
Legal		$8,500
Distribution		$17,000
Acquisition of OdorzOut and Management Consult		$4,500
Miscellaneous Petty Cash reserves		$9,800
Total Use of Net Proceeds	**$9,000.00**	**$96,300.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Security offered for sale	***SAFE+REV*** *(TM)* ***(S****imple* ***A****greement for* ***F****uture* ***E****quity plus* ***Rev****enue Participation****)***
Valuation Cap	**$7,800,000**
Discount Rate	**N/A**
MFN Provision	**N/A**
Anti-Dilution Rights	**No.**
TARGET *number of Units of SAFE+REV(TM)*	**40**
Maximum number of Units of SAFE+REV(TM)	**428**
Purchase price per ***UNITS***	**$250**
Minimum ***UNITS*** *per investor*	**2**
Use of proceeds	**See page 26**
Revenue Participation	**Yes**
Offering Gross Revenue Participation Percentage	**10%**
Repayment Multiple	**4X**
Measurement Period Start	**1/1/2019**
Measurement Period END	**12/31/2059**

See Annex 1 for full details.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16. How may the terms of the securities being offered be modified?



KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

None of the terms of the securities being offered can be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	*Amount Authorized*	*Amount Outstanding*	*Voting Rights*	*Other Rights*
Class A Common	1,500	1,500	One vote per share	N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The SAFE component of the security cannot be modified but the valuation at which the existing SAFE holders will be converted at is a function on the valuation reached at the conversion time. However, there is a valuation cap of $7.8 million, that is, in no circumstance the investors will be converted at a valuation higher than the valuation cap.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Explain: Via this offering the new investors will get a SAFE+REV (see Annex 1) while the existing shareholders hold shares of common stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you.

Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

The holders of a majority of voting rights might avoid the conversion of the SAFE into common stock by not going public or by not selling the company. Also, their decisions might cause the company to have no or very little revenue, so the Revenue participation component of the security might not reach a meaningful payout in the forty years measurement period.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**40**	**$10,000**	**$9,000**
Maximum Amount	**428**	**$107,000**	**$96,300**

VALUATION

The 5 Methods Used



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights

Weights
of the 5 methods



36%	37%	11%	9%	7%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The Average Pre-Money valuation is:	$ 7,799,745

Lower Bound	$ 2,811,000

Higher Bound	$ 12,789,000

The weights for the above-mentioned valuation methods are: Scorecard (36%), Check-list (37%), Venture Capital (11%), DCF- Long Term Growth (9%), and DCF with Multiples (7%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

The valuation was calculated at pre-money **$7,800,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such


OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
Michael Arthur Schieck	$45,000	0 %	2019-01-01	This will be paid from the 10% revenues as explained in the campaign. The funds from this raise will not be used for the repayment of this debt for the 8 months of work performed without pay. This has 2 years before being due in full.
George Mingin	$20,000	0 %	2019-01-01	Loaned funds for expenses incurred for start up. This has been agreed for waiting the 2 years from start up for repayment in full.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
7/25/2017	4(a)(6)	Common Stock	$0	N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

The company with same management did file Form C on 7/25/2017 and filed for withdrawal on 9/29/2017 because the company decided to use another funding portal.

FINANCIAL CONDITION OF THE ISSUER

FP: **A truCrowd**

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We spent $10,000 on website, legal and a Zeolite experiment. Also, we recorded $65,000 in unpaid salaries.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Kookaburra Sustainable Solutions Inc.

BALANCE SHEET

As of February 26, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	0.00
Century Bank, OH	1,000.00
Total Bank Accounts	**$1,000.00**
Other Current Assets	
Development Costs	2,500.00
Michael Schiek	22,000.00
Total Other Current Assets	**$24,500.00**
Total Current Assets	**$25,500.00**
TOTAL ASSETS	**$25,500.00**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Shareholder Notes Payable	26,000.00
Total Long-Term Liabilities	**$26,000.00**
Total Liabilities	**$26,000.00**
Equity	
Retained Earnings	
Net Income	-500.00
Total Equity	**$ -500.00**
TOTAL LIABILITIES AND EQUITY	**$25,500.00**



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Kookaburra Sustainable Solutions Inc.

PROFIT AND LOSS

January 1 - February 26, 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	500.00
Total Expenses	**$500.00**
NET INCOME	**$ -500.00**



OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Michael Schieck, certify that:

(1) the financial statements of Kookaburra Sustainable Solutions, Inc included in this Form are true and complete in all material respects; and

(2) the company did not file any tax return as of the date of this certification.

X Michael Schieck

CEO

2/22/2018

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

    If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

    If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

(C)   engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No
If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: kookaburrasustainablesolutions.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of “held of record” for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Annex 1. The Security

SECURITY OFFERED FOR SALE	SAFE+REV (TM) (SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REVENUE PARTICIPATION)
VALUATION CAP	$7,800,000
DISCOUNT RATE	N/A
MFN PROVISION	N/A
ANTI-DILUTION RIGHTS	No.
TARGET NUMBER OF UNITS OF SAFE+REV(TM)	40
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	428
PURCHASE PRICE PER UNITS	$250
MINIMUM UNITS PER INVESTOR	2
OFFERING DEADLINE	April 30, 2018
USE OF PROCEEDS	See page 31
REVENUE PARTICIPATION	Yes
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	10%
REPAYMENT MULTIPLE	4X
MEASUREMENT PERIOD START	1/1/2019
MEASUREMENT PERIOD END	12/31/2059



Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between Kookaburra Sustainable Solutions, Inc herein referred to as "Issuer/Company" and ____________________ herein referred to as "Investor" for the purchase of ___________ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and
(B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of ______________________, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________

Issuer: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $7,800,000.

The "**Discount Rate**" is Not Applicable

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary

FP: truCrowd

KOOKABURRA SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. ***Company Representations***

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**40**	**$10,000**	**$9,000**
Maximum Amount	**428**	**$107,000**	**$96,300**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.
This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: Kookaburra Sustainable Solutions, Inc is herein referred to as the "Issuer". Issuer is an Delaware corporation whose registered agent address is: 8565 S. Eastern Avenue Las Vegas, Nevada 89107.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" 10%

o The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059

o The "Repayment Multiple" is 4X

o The "Total Per Unit Defined Return" is $1,000_____

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

FP: truCrowd

KOOKABURRA
SUSTAINABLE SOLUTIONS

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

2.   Annual Payment of RevShares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall

Kookaburra Sustainable Solutions, Inc
8565 S. Eastern Avenue
Las Vegas, Nevada 89107
740.343.4191

OFFERING STATEMENT

40 Units of SAFE+REV at $250.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	40	$10,000	$9,000
Maximum Amount	428	$107,000	$96,300

constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____